Mail Stop 0510

      May 25, 2005


By U.S. mail and facsimile to (718) 784-1943

Mr. Richard W. Lucas
Chief Financial Officer, KSW, Inc.
37-16 23rd Street
Long Island City, NY 11101

Re:	KSW, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
      File No. 0-27290

Dear Mr. Lucas:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at
(202) 551-3732 or, in her absence, to the undersigned at (202)
551-
3768.

							Sincerely,


							John Cash
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE